UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                      SEC File Number: 000-27427
                                                         CUSIP Number: 021489109

(Check One): |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q

             |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

      For Period Ended December 31, 2005
                       --------------------
      |_|   Transition Report on Form 10-K
      |_|   Transition Report on Form 20-F
      |_|   Transition Report on Form 11-K
      |_|   Transition Report on Form 10-Q
      |_|   Transition Report on Form N-SAR
      |_|   Transition Report on Form N-CSR
      For the Transition Period Ended:_____

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

AltiGen Communications, Inc.
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Full name of registrant

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Former name if applicable

4555 Cushing Parkway
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Address of principal executive office (Street and number)

Fremont, California 94538
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City, state and zip code

                        PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (a) |_| The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) |X| The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) |_| The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant and its independent registered public accounting firm require more time to complete their implementation and review of the financial reporting requirements of Financial Accounting Standard 123R (FAS123R), which requires companies to estimate the cost of all forms of stock based compensation and record the estimated compensation and provide explanatory footnotes in the financial statements of the Registrant. Due to this factor, the Registrant is unable, without unreasonable effort or expense, to complete and file its Quarterly Report on Form 10-Q for the quarter ended December 31, 2005, within the prescribed filing date of February 14, 2006. The Registrant expects to file the Form 10-Q within five days after the filing deadline.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

        Philip M. McDermott              (510)                   252-9712
      -----------------------         ----------             -----------------
              (Name)                  (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates reporting loss from operations of approximately $218,000 on revenues of approximately $4.4 million for the quarter ended December 31, 2005 as compared to income from operations of $342,000 on revenues of $4.3 million for the corresponding prior year period. A more detailed discussion of results of operations will be included in Management's Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-Q to be filed.

                          AltiGen Communications, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 14, 2006         By:    /s/ Philip M. McDermott
      -----------------         ------------------------------------------------
                                Name:  Philip M. McDermott
                                Title: Senior Vice President and Chief Financial
                                       Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


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